FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 001-34086

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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 Highlights

Fourth quarter 2009

Consolidated relevant figures

➢      Fourth quarter 2009 consolidated revenues were the equivalent of 25.722 billion pesos, a 32.1% increase compared with the same period a year earlier and a 5.4% increase compared with the previous quarter. Based on local accounting principles of each country where we operate, the following increases in revenues with respect to the same period last year were registered: 7.2% in Brazil, 12.8% in Colombia, 14.2% in Argentina, 24.9% in Chile and 5.3% in Peru.

➢      At the end of the quarter, there were 18.5 million accesses or Revenue Generating Units (RGUs) in the different countries in which we operate, representing a 21.8% increase compared with the end of 2008, and a 2.4% increase with respect to the previous quarter.

➢      In particular, our operations in Brazil accounted for 14.5 million RGUs, representing a 22.7% increase compared with the end of the fourth quarter 2008 and a 2.1% increase compared with the third quarter 2009. Colombia ended the fourth quarter of 2009 with 2.7 million RGUs, representing a 6.2% increase compared with December 2008 and 0.6% with respect to the third quarter of 2009. The rest of the countries closed the fourth quarter of 2009 with a 63.4% increase in RGUs compared with the year-end 2008 and a 10.9% increase compared with the previous quarter.

➢      Consolidated EBITDA(1) for the quarter totaled 6.371 billion pesos, a 47.3% increase compared with the same period of the previous year and a 1.4% increase compared with the previous quarter. Based on local accounting principles and exchange rates of each country, EBITDA increases were 20.8% in Brazil, 186.0% in Colombia, 394.3% in Argentina, 146.6% in Chile and 89.4% in Peru.

➢      Fourth quarter 2009 operating income totaled 3.037 billion pesos, a 51.9% increase compared with the same period of the previous year.

➢      Fourth quarter 2009 consolidated majority net income was 1.980 billion pesos, a 58.1% increase compared with the year-earlier period.

➢      Fourth quarter 2009 EBITDA and operating income margins were up 24.8% and 11.8% respectively, compared with 22.2% and 10.3% for the same period a year earlier.

➢      At the end of 2009, revenues totaled 92.540 billion pesos and EBITDA equaled 22.578 billion pesos, representing a 21.8% and 26.2% increase compared with the year-end 2008, respectively. Majority net income was 9.105 billion pesos, or a 64.5% increase compared with the end of the fourth quarter of 2008.

➢      At the end of 2009, total consolidated debt was the equivalent of 2.602 billion dollars. Of total debt, 37% was dollar denominated. In order to minimize the risk associated with currency fluctuation, hedges were in place for the equivalent of 528 million dollars, or 54.6% of the dollar denominated debt. Net debt (3) was the equivalent of 1.783 billion dollars.

➢      On December 4th, 2009, Telmex Internacional S.A.B. de C.V. issued its second Domestic Senior Notes in Mexico as authorized by the CNVB (Comisión Nacional Bancaria y de Valores) through the company’s debt program for an amount equal to 5 billion pesos. The maturity of these Domestic Senior Notes is 5 years, and the interest rate is 28-day TIIE (Mexican interbank equilibrium interest rate) plus 150 basis points. Interest payments are made every 28 days. The national rating for this issue given by Standard and Poor’s and Fitch were “mxAA” and  “AA”, respectively.

(1)   EBITDA: Defined as operating income plus depreciation and amortization. Please refer to www.telmexinternacional.com in the Investor Relations section, where you will find its calculation.

(2)   One ADR represents 20 shares.

(3)   Net debt is defined as total debt less cash, cash equivalents and marketable securities.

Relevant Figures

(Million of nominal pesos, unless otherwise indicated)

					%					%
		4Q2009		4Q2008	Inc.		12 months 09		12 months 08	Inc.

Revenues	Ps.	25,722	Ps.	19,472	32.1	Ps.	92,540	Ps.	76,005	21.8
EBITDA (1)		6,371		4,326	47.3		22,578		17,891	26.2
EBITDA margin (%)		24.8		22.2	2.6		24.4		23.5	0.9
Operating income		3,037		1,999	51.9		11,052		8,923	23.9
Operating margin (%)		11.8		10.3	1.5		11.9		11.7	0.2
Majority income from continuing operations		1,980		1,252	58.1		9,105		5,535	64.5
Earnings per share (pesos)		0.11		0.07	57.1		0.51		0.30	70.0
Earnings per ADR (dollars) (2)		0.17		0.10	70.0		0.77		0.45	71.1
Outstanding shares (millions)		18,014		18,323	(1.7)		18,014		18,323	(1.7)
Equivalent ADRs (millions) (2)		901		916	(1.7)		901		916	(1.7)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmexinternacional.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Relevant announcement

On January 13, 2010, América Móvil, S.A.B. de C.V. (América Móvil) announced its intention to launch an exchange offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (“Telecom”), pursuant to which, the shares of this entity would be exchanged for shares issued by América Móvil. The exchange ratio will be 2.0474 to 1, so that the shareholders of Telecom would receive 2.0474 shares of América Móvil per each Telecom share.

If Telecom´s shareholders tender all of their shares, América Móvil would beneficially own 60.7% of the outstanding shares of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”).

América Móvil also announced that it will launch an exchange offer or purchase of all of the Telmex Internacional’s shares that are not owned by Telecom (39.3%). The exchange ratio will be 0.373 shares of América Móvil per each Telmex Internacional’s share or, if in cash, the purchase price would be 11.66 pesos per share.

In the event that, after completion of the aforementioned processes, a sufficient number of shares are obtained, América Móvil has the intention to delist both Telecom and Telmex Internacional from the various securities markets in which their shares are registered.

The tender offers are subject to several relevant authorizations.

The financial information for 2008 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Consolidated Results

Revenues: For the quarter, consolidated revenues totaled 25.722 billion pesos, an increase of 32.1% compared with the same period of the previous year and a 5.4% increase compared with the previous quarter. These results reflect increases of a 52.4% in local services revenues, 49.0% in Internet access revenues, 39.5% in corporate network revenues, 67.5% in pay TV revenues, and 30.3% in domestic long distance revenues as well as 6.6% in international long distance revenues.

Costs and Expenses: Fourth quarter, cost and expenses totaled 22.685 billion pesos, a 29.8% increase compared with the same period last year. This increase can be explained as follows: a gain in customers in Brazil, Colombia, Chile, Argentina and Peru; an increase in interconnection costs for mobile termination as well as content, depreciation and amortization costs, particularly in Brazil, related to strong growth in the local telephony and data businesses; finally, an increase in content costs associated with more pay TV customers in Colombia, Chile, Peru and Brazil.

EBITDA (1) and operating income: For the October-December 2009 period, EBITDA (1) totaled 6.371 billion pesos, a 47.3% increase compared with the same period a year earlier and a 1.4% increase compared with the previous quarter, with margin of 24.8%. Operating income totaled 3.037 billion pesos with a margin of 11.8%.

Financing cost: Fourth quarter financing cost was 458 million pesos, or a 66.9% decrease compared with the year-ago quarter, resulting from a diminishing exchange rate loss.

Majority net income: For the October-December 2009 period, majority net income totaled 1.980 billion pesos, a 58.1% increase compared with the same period of the previous year, generating earnings per share equal to 11 Mexican cents, a 57.1% increase compared with the year-ago period. Earnings per ADR (2) were 17 U.S. cents, a 70.0% increase compared with the same period in 2008.

Investments: For the twelve months, accumulated investments totaled the equivalent of 1.1638 billion dollars invested primarily in Brazil and Colombia.

Repurchase of own shares: For the quarter, 562.8 million pesos were used to repurchase 56.6 million shares of the Company.

Debt: At the end of 2009, total debt was the equivalent of 2.602 billion dollars of which 37% was dollar denominated. In order to reduce risk associated with exchange rate fluctuation, as of December 31, 2009, hedges were in place for the equivalent of 528 million dollars, or 54.6% of the dollar denominated debt.

Net debt (3) totaled the equivalent of 1.783 billion dollars.

Income Statements
(Million of nominal pesos)
					%					%
		4Q2009		4Q2008	Inc.		12 months 09		12 months 08	Inc.
Revenues
Local	Ps.	4,452	Ps.	2,921	52.4	Ps.	15,255	Ps.	10,594	44.0
Domestic long distance		8,929		6,854	30.3		31,514		28,299	11.4
International long distance		888		833	6.6		3,362		3,294	2.1
Corporate networks		6,120		4,386	39.5		21,744		16,757	29.8
Internet		2,267		1,521	49.0		8,018		5,496	45.9
Cable TV		1,623		969	67.5		5,355		3,203	67.2
Others		1,443		1,988	(27.4)		7,292		8,362	(12.8)
Total		25,722		19,472	32.1		92,540		76,005	21.8

Costs and Expenses
Cost of sales and services		4,381		3,235	35.4		15,695		12,048	30.3
Commercial, administrative and general		6,264		5,010	25.0		21,541		19,141	12.5
Transport and interconnection		8,706		6,901	26.2		32,726		26,925	21.5
Depreciation and amortization		3,334		2,327	43.3		11,526		8,968	28.5
Total		22,685		17,473	29.8		81,488		67,082	21.5

Operating income		3,037		1,999	51.9		11,052		8,923	23.9

Other (revenues) and expenses, net		(23)		(22.00)	4.5		48		103.00	(53.4)

Financing cost
Net interest		376		362	3.9		1,281		243	427.2
Exchange loss (gain), net		82		1,020	(92.0)		(2,373)		1,878	NA
Total		458		1,382	(66.9)		(1,092)		2,121	NA

Equity in results of affiliates		774		(247)	NA		1,889		191	889.0

Income before income tax		3,376		392	761.2		13,985		6,890	103.0

Income tax		1,291		(844)	NA		4,422		1,259	251.2

Income before equity in minority interest		2,085		1,236	68.7		9,563		5,631	69.8

Minority interest		(105)		16	NA		(458)		(96)	377.1

Majority net income	Ps.	1,980	Ps.	1,252	58.1	Ps.	9,105	Ps.	5,535	64.5

EBITDA (1)	Ps.	6,371	Ps.	4,326	47.3	Ps.	22,578	Ps.	17,891	26.2

EBITDA margin (%)		24.8		22.2	2.6		24.4		23.5	0.9
Operating margin (%)		11.8		10.3	1.5		11.9		11.7	0.2

NA Not applicable

Balance Sheets
(Million of nominal pesos)

		December 31,		December 31,
		2009		2008
Assets
Cash and short-term investments	Ps.	10,699	Ps.	7,511
Other current assets		27,485		27,369
Plant, property and equipment, net		80,124		58,479
Other assets		28,247		15,965
Goodwill		21,647		16,486
Deferred taxes		6,098		5,704

Total assets	Ps.	174,300	Ps.	131,514

Liabilities and stockholders’ equity
Current portion of long-term debt	Ps.	12,667	Ps.	14,728
Other current liabilities		30,764		23,481
Long-term debt		21,310		10,895
Employee benefits		2,700		2,285
Deferred taxes		7,374		-

Total liabilities		74,815		51,389
Stockholders' equity
Majority stockholders' equity		95,736		77,796
Minority interest		3,749		2,329
Total stockholders’ equity		99,485		80,125
Total liabilities and stockholders’ equity	Ps.	174,300	Ps.	131,514

Statement of cash flows
[ millions of nominal pesos ]
12 months 09
ended
December 31,

Operating activities:

Income before income tax	$13,985

Depreciation and amortization	11,526
Interest expenses	2,366
Other items not requiring the use of cash	(4,262)
Total	23,615

Working capital	(3,597)
Net cash flows provided by operating activities	20,018

Investing activities:
Investment in telephone plant	(15,818)
Other investments	(3,204)
Net cash flows used in investing activities	(19,022)

Cash required before financing activities	996

Financing activities:
New loans	27,869
Repayment loans	(20,164)
Dividends paid for subsidiaries	(3,022)
Interests paid	(1,976)
Other items	(1,919)
Net cash flows used in financing activities	788

Net increase in cash and cash equivalents	1,784
Exchange rate difference in cash and cash equivalents	1,404
Cash and cash equivalents at begining of the period	7,511
Cash and cash equivalents at end of the period	$10,699

The following financial information is presented in the local currency of each country, according to its generally accepted accounting principles, before elimination of intercompany operations among the various companies that belong to Telmex International.

Brazil

For the fourth quarter of 2009, as a result of successful commercial strategies, revenues generated from local access and data services have increased by 21.7% and 13.2% respectively, compared with the same period a year earlier. This growth has allowed the company to reduce its dependency on long distance revenues given that now 54.1% of total revenues originate from the following services: local access, data, television Via Embratel, and other services.

Local access services in part have increased as a result of the deployment and use of different solutions to access the network through fiber optic, wireless technology (CDMA), coaxial cable (HFC), WiMax (3.5Gbps) and ADSL. Similarly, data services have also increased as a result of service integration strategies.

At the end of 2009, Net Serviços offered the Net Fone service to 2.6 million customers. This service represents an important growth opportunity given that Net Serviços’s network covers approximately 10.8 million home passed and is 79% bidirectional. This network covers approximately 3.7 million pay TV customers and has 2.9 million local and broadband access customers.

Revenues:  For the quarter, revenues totaled 2.767 billion reais, a 7.2% increase compared with the same quarter a year earlier.

➢      Local:  Revenues totaled 579 million reais, a 21.7% increase compared with the year-earlier period due to a 20.5% increase in the number of lines in service.

➢      Corporate networks and Internet: Revenues generated by data and Internet access services totaled 781 million reais, a 13.2% increase compared with the year-earlier period. This improvement in part was due to the increase in services for corporate data networks.

➢      Domestic long distance: Revenues totaled 1.167 billion reais, a 2.3% increase compared with the same period of the previous year, partly resulting from an increase in mobile originated traffic.

➢      International long distance: Revenues totaled 103 million reais, a 19% decrease compared with the same period a year earlier. This effect was mostly due to a decrease in incoming traffic revenue which was affected by the reais appreciation against the US dollar. Incoming traffic revenue went up 4.8% compared with the third quarter of 2009, primarily as a result of the residential market.

➢      Satellite pay TV: The service Via Embratel, which was launched on December 1st 2008, reached 48 million reais in sales and 382,321 services at the end of the fourth quarter of 2009.

Costs and expenses: For the quarter, costs and expenses totaled 2.353 billion reais, a 4.1% increase compared with the same period a year earlier. Contributing factors included higher costs associated with originating mobile traffic, reflecting a rate increase adjustment for the mobile network that took effect in January 2009.

➢      Cost of sales and services: Cost of sales and services totaled 345 million reais, a 10.6% increase compared with the same period in 2008. This increase was due to costs associated with the growth of local service and data businesses.

➢      Commercial, administrative and general expenses: These expenses totaled 554 million reais, a 2.7 % increase compared with the year-ago period.

➢      Transport and interconnection: These costs totaled 1.106 billion reais, an increase of 0.6% compared with the same period in 2008, reflecting among other things an increase in the termination of mobile traffic and a rate increase adjustment for the mobile network that took effect in January 2009 among other factors.

➢      Depreciation and amortization: These expenses totaled 347 million reais, an increase of 12.6% compared with the year-earlier period.

EBITDA (1) and operating income: Fourth quarter EBITDA (1) totaled 762 million reais, an increase of 20.8% compared with the year-earlier period, producing a margin of 27.5%. Operating income totaled 527 million reais, producing an operating margin of 19%.

			%
Brazil Operating Indicators	4Q2009	4Q2008	Inc.

Domestic long distance minutes	4,296	3,823	12.4
(millions)
International long distance minutes	434	438	(0.9)
(millions)
Line equivalents of 64 kbps ( thousands)	6,039	4,075	48.2
Access to local service* (thousands)	6,452	5,356	20.5
* Includes Net Fone Services

Income Statements Brazil
[ millions of historic Brazilian reais]					%					%
		4Q2009		4Q2008	Inc.		12 months 09		12 months 08	Inc.
Revenues
Local (A)	$R	578.9	$R	475.8	21.7	$R	2,126.0	$R	1,709.5	24.4
Domestic long distance		1,166.6		1,140.4	2.3		4,501.4		4,481.2	0.5
International long distance		102.5		126.5	(19.0)		425.5		475.4	(10.5)
Corporate networks		600.2		529.4	13.4		2,338.2		1,909.5	22.5
Internet		180.6		160.6	12.5		692.5		581.2	19.2
Others		138.2		149.0	(7.2)		518.4		620.5	(16.5)
Total		2,767.0		2,581.7	7.2		10,602.0		9,777.3	8.4

Costs and Expenses
Cost of sales and services		345.4		312.2	10.6		1,305.7		1,184.8	10.2
Commercial, administrative and general		553.5		538.9	2.7		1,981.6		2,042.2	(3.0)
Transport and interconnection		1,106.4		1,099.8	0.6		4,504.9		4,090.3	10.1
Depreciation and amortization		347.3		308.4	12.6		1,311.4		1,213.5	8.1
Total		2,352.6		2,259.3	4.1		9,103.6		8,530.8	6.7

Equity in results of affiliates		112.7		(62.6)	NA		272.3		(153.0)	N/A

Operating income	$R	527.1	$R	259.8	102.9	$R	1,770.7	$R	1,093.5	61.9

EBITDA (1)	$R	761.7	$R	630.8	20.8	$R	2,809.8	$R	2,459.9	14.2

EBITDA margin (%)		27.5		24.4	3.1		26.5		25.2	1.3
Operating margin (%)		19.0		10.1	9.0		16.7		11.2	5.5

* Higher than 1,000%
(A) Includes Interconnection

Colombia

Colombia’s network currently has 4.9 million home passed, of which 59% are bidirectional. At the end of the fourth quarter 2009, 2.7 million accesses (RGUs) were in effect, a 6.2% increase compared with the year-end 2008. In particular, growth occurred in broadband access and voice up 28.6% and 34.3%, respectively.

In 2009, initiatives in the corporate segments focused on growing the number of services per client in the corporate segment and increasing small and medium-sized business customers (SME) through offerings of data services, Internet and telephony. The number of services in these product lines increased 4.2% in data services, 22.0% in Internet services and 45.1% in telephone lines compared with a year earlier. The strategy of increasing penetration in the SME market has been a determining factor in increasing the number of services in Internet and telephone lines.

For the period October-December 2009, revenues totaled 305.252 billion Colombian pesos, a 12.8% increase with respect to the same period of the prior year. The increase was mainly due to growth in operations with several corporate customers and additional revenues in the voice business, video and Internet generated by the pay TV company customers.

Fourth quarter total costs and expenses totaled 292.308 billion Colombian pesos, a decrease of 0.8% compared with the same period last year. This decrease is primarily due to lower content and leasing costs that resulted from unifying and reducing the number of sites. EBITDA (1) totaled 78.702 billion Colombian pesos, an increase of 186.0% compared with the same period of the previous year. The EBITDA margin was 25.8%, an increase of 15 percentage points compared with the year-earlier period. Operating income was 12.944 billion Colombian pesos.

			%			%
	4Q2009	4Q2008	Inc.	12 months 09	12 months 08	Inc.
(millions of Colombian pesos )

Revenues	$305,252.4	$270,584.2	12.8	$1,167,112.6	$921,032.8	26.7
EBITDA	78,702.0	27,516.1	186.0	255,479.5	119,199.4	114.3
EBITDA margin (%)	25.8	10.2	15.6	21.9	12.9	9.0
Operating Income	12,944.4	(24,027.9)	(153.9)	28,542.6	(22,923.1)	(224.5)
Operating margin (%)	4.2	(8.9)	13.1	2.4	(2.5)	4.9

Chile

At the end of 2009, RGUs totaled 661,000, a 54% increase compared with the year-end 2008.

Fourth quarter revenues totaled 40.636 billion Chilean pesos, a 24.9% increase compared with the same period of 2008. The gains reflected revenue growth generated from pay TV services which increased 5.378 billion Chilean pesos or 46.5% compared with the same period a year ago. Revenues from Internet services increased 70.3%, primarily due to residential market growth. Voice services increased 7.7% primarily due to a 19.4% increase in local services that follows the residential market growth. Corporate network services increased 5.9%.

Fourth quarter costs and expenses totaled 42.604 billion Chilean pesos, 15.2% more than the corresponding year-earlier period. The increase was primarily due to the higher cost of sales and services, which rose 64.6%. This increase was mostly due to higher network maintenance and customer costs, following the continued growth of networks capable of delivering triple play and to new customers that adopted this offer, as well as traditional services. Commercial, administrative and general costs increased 10.9% due to increased new customer acquisition costs in the residential market as well as higher provisions for bad accounts in this market. EBITDA (1) totaled 6.938 billion Chilean pesos, a 146.6% increase compared with the same period of the previous year, generating a margin of 17.1%. The operations from October to December 2009 generated an operating loss of 1.968 billion Chilean pesos.

			%			%
	4Q2009	4Q2008	Inc.	12 months 09	12 months 08	Inc.
(millions of Chilean constant pesos )

Revenues	$40,636.4	$32,541.3	24.9	$149,899.3	$114,174.9	31.3
EBITDA	6,938.4	2,813.1	146.6	19,845.1	9,072.7	118.7
EBITDA margin (%)	17.1	8.6	8.5	13.2	7.9	5.3
Operating Income	(1,968.0)	(4,455.4)	(55.8)	(10,922.8)	(15,749.4)	(30.6)
Operating margin (%)	(4.8)	(13.7)	8.9	(7.3)	(13.8)	6.5

Peru

At the end of 2009, RGUs grew by 74.2% compared with the year-end 2008, reaching a total of 300,000 accesses..

Fourth quarter revenues reached 103.6 million New Soles, a 5.3% increase compared with the same period a year earlier. The increase was due to a 13.3% growth in revenues from the data business. Revenues from the long distance voice business increased by 59.5% compared with the year ago period. Video revenues increased by 67.9%.

On the other hand, cost and expenses decreased by 6.1% compared with the year-earlier quarter. Factors contributing to this decrease were an 8.5% decrease in interconnections and transport costs and a 7.2% decrease in commercial, administrative and general expenses associated with lower media advertising costs. EBITDA (1) totaled 19.7 million New Soles for the period, an 89.4% increase compared with the same period a year ago. The corresponding margin was 19.0%.

			%			%
	4Q2009	4Q2008	Inc.	12 months 09	12 months 08	Inc.
(millions of New Soles)

Revenues	$103.6	$98.4	5.3	$401.1	$328.6	22.1
EBITDA	19.7	10.4	89.4	61.7	34.1	80.9
EBITDA margin (%)	19.0	10.6	8.4	15.4	10.4	5.0
Operating Income	(0.3)	(12.3)	(97.6)	(8.1)	(39.4)	(79.4)
Operating margin (%)	(0.3)	(12.5)	12.2	(2.0)	(12.0)	10.0

Argentina

Fourth quarter revenues totaled 168.5 million Argentinean pesos, a 14.2% increase compared with the year-earlier quarter.

In 2009, the strategy in the corporate market was to grow services with existing customers, therefore increasing our value-added services base through strategic alliances with different companies. The strategy for the SME segment focused on promoting continuous growth through a modular offer which includes Internet and telephone lines.

In the fourth quarter of 2009, operating costs and expenses totaled 163.5 million Argentinean pesos, a 4.2% decrease compared with the year-earlier period. The primary contributor was a 17.2% reduction in interconnection and transport costs directly related to lower interconnection minute sales. This effect was in part offset by a 3.3% increase in sales and services costs associated to network maintenance. EBITDA (1) was 34.6 million Argentinean pesos, a 394.3% increase compared with the same period of 2008. The corresponding margin was 20.5%. Operating income was 5.0 million Argentinean pesos.

			%			%
	4Q2009	4Q2008	Inc.	12 months 09	12 months 08	Inc.
(millions of Argentinean pesos)

Revenues	$168.5	$147.6	14.2	$607.6	$523.9	16.0
EBITDA	34.6	7.0	394.3	128.7	56.0	129.8
EBITDA margin (%)	20.5	4.7	15.8	21.2	10.7	10.5
Operating Income	5.0	(23.1)	(121.6)	15.7	(52.5)	(129.9)
Operating margin (%)	3.0	(15.7)	18.7	2.6	(10.0)	12.6

Yellow Pages

The Yellow Pages business is present in 5 countries, where a total of 181 directories are published. Of these, 127 directories are in Mexico with presence in all of the states and Mexico City, 48 directories are in 31 states of the United States with particular focus to Hispanic speaking markets, 2 directories are in Peru in the city of Lima, and 2 directories are in Argentina in the City of Buenos Aires. In Colombia, operations began in 2009 with 2 directories in the City of Cali.

In the fourth quarter of 2009, consolidated revenues from this business totaled 985 million pesos.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. : Press Release: Fourth quarter Highlights 2009.